Issuer Free Writing Prospectus dated September 14, 2016
Filed by: Oasis Petroleum Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-197440

PRICING TERM SHEET
Dated as of September 14, 2016

Oasis Petroleum Inc.
2.625% Convertible Senior Notes due 2023
The information in this pricing term sheet relates to offering by Oasis Petroleum Inc. of 2.625% Convertible Senior Notes due 2023 (the “Notes”) and should be read together with the applicable preliminary prospectus supplement dated September 13, 2016 (including the documents incorporated by reference therein and the base prospectus dated July 15, 2014 in respect thereof) relating to such offerings.  The information in this pricing term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

Issuer:	Oasis Petroleum Inc.

NYSE Symbol:	OAS

Securities Offered:	2.625% Convertible Senior Notes due 2023

Offering Size:	$275,000,000 aggregate principal amount (or $300,000,000 aggregate principal amount if the underwriters exercise their over-allotment option in full)

	Per Note	Total
Public offering price (1)	$1,000.00	$275,000,000.00
Underwriting discounts and commissions	$26.25	$7,218,750.00
Proceeds, before expenses, to the Issuer	$973.75	$267,781,250.00

(1) Plus accrued interest, if any, from September 19, 2016.

Maturity:	September 15, 2023, unless earlier repurchased, redeemed or converted

Interest Rate:	2.625% per annum payable semiannually in arrears in cash

Interest Payment Dates:	March 15 and September 15, beginning on March 15, 2017

Optional Redemption
The Issuer may not redeem the Notes prior to September 15, 2020. On or after September 15, 2020, the Issuer may redeem for cash all or part of the notes, if the last reported sale price per share of its common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the date on which the Issuer provides the notice of redemption, including the last trading day for such 30 consecutive trading day period, in each case exceeds 130% of the conversion price for the Notes on each applicable trading day. The redemption price will equal 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Initial Conversion Rate:	76.3650 shares of common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $13.10 per share of common stock

Conversion Premium:	Approximately 35.0% above the closing price of the Issuer’s common stock on the NYSE on September 13, 2016 ($9.70)

Make-Whole Premium Upon Conversion Upon a Make-Whole Fundamental Change or Notice of Redemption:
If certain corporate events as described in the preliminary prospectus supplement for the Notes occur at any time prior to the maturity date, each of which is referred to as a “make-whole fundamental change,” or the Issuer gives a notice of redemption with respect to the Notes as provided in the preliminary prospectus supplement, the conversion rate for any Notes converted following such make-whole fundamental change or notice of redemption will, in certain circumstances and for a limited period of time, be increased by a number of additional shares of common stock. The number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes will be determined by reference to the following table and is based on the effective date of such make-whole fundamental change or the date of the notice of redemption, as the case may be, and the applicable “stock price” (as defined in the preliminary prospectus supplement for the Notes) per share of common stock for the make-whole fundamental change or on the date of the notice of redemption, as the case may be:

	Stock Price
Effective Date/ Date of Redemption Notice	$9.70	$11.50	$13.10	$15.00	$17.00	$20.00	$25.00	$30.00	$35.00	$45.00	$55.00	$65.00

September 19, 2016	26.7277	21.3852	16.9405	13.1727	10.3418	7.4320	4.5436	2.8983	1.8823	0.7678	0.2344	0.0000
September 15, 2017	26.7277	21.1696	16.6031	12.7687	9.9182	7.0275	4.2116	2.6430	1.6926	0.6747	0.2042	0.0000
September 15, 2018	26.7277	20.8470	16.1336	12.2253	9.3600	6.5045	3.7936	2.3273	1.4609	0.5609	0.1616	0.0000
September 15, 2019	26.7277	20.3530	15.4603	11.4700	8.6024	5.8135	3.2604	1.9367	1.1817	0.4280	0.1124	0.0000
September 15, 2020	26.7277	19.5896	14.4649	10.3873	7.5435	4.8830	2.5836	1.4660	0.8600	0.2856	0.0625	0.0000
September 15, 2021	26.7277	18.3417	12.8901	8.7313	5.9859	3.5960	1.7364	0.9273	0.5189	0.1527	0.0216	0.0000
September 15, 2022	26.7277	16.1670	10.1122	5.9387	3.5588	1.8360	0.7748	0.3937	0.2137	0.0542	0.0033	0.0000
September 15, 2023	26.7277	10.5916	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:
• If the stock price is between two stock prices in the table or the effective date or date of redemption notice, as the case may be, is between two specified dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later specified dates, as applicable, based on a 365-day year.
• If the stock price is greater than $65.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
• If the stock price is less than $9.70 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, the conversion rate will not be increased to more than 103.0927 shares per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes— Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement for the Notes.

Trade Date:	September 14, 2016

Settlement Date:	September 19, 2016

CUSIP/ISIN:	674215 AJ7 / US674215AJ77

Joint Book-Running Managers:	RBC Capital Markets, LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Wells Fargo Securities LLC.

The Issuer has filed a registration statement, including a prospectus, and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus, the preliminary prospectus supplement, and the final prospectus supplement when available, may be obtained by contacting RBC Capital Markets, LLC, Attention: Prospectus Department, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, or by email to equityprospectus@rbccm.com or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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